[redacted]

11015401

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20549

OMB Number:
mber: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response......... 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 ? 2011
WASH, DC
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/10 (MM/DD/YY) **AND ENDING** 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Puplava Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road, Second Floor
(No. and Street)

San Diego, California 92127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandy Pappalardo (858) 487-3939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandy Pappalardo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puplava Securities, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

D. CABRERA
Commission # 1814811
Notary Public - California
San Diego County
My Comm. Expires Oct 1, 2012

Signature

CCO

Title

D Cabrera 8/24/11

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of California
County of San Diego

On 8/24/11 before me, D. Cabrera, Notary Public ,, personally appeared Sandy Pappalardo , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature D Cabrera

D. CABRERA
Commission # 1814811
Notary Public - California
San Diego County
My Comm. Expires Oct 1, 2012

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Independent Auditor's Report

Board of Directors
Puplava Securities, Inc.

We have audited the accompanying statements of financial condition of Puplava Securities, Inc. (A Wholly-owned Subsidiary of Puplava Financial Services, Inc) as of June 30, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements rare the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puplava Securities, Inc. at June 30, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 16, 2011

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Financial Condition

June 30, 2011 and 2010

ASSETS

	2011	*2010*
Cash and cash equivalents	$ 14,226	$ 130,383
Securities owned	1,461,907	956,942
Commissions receivable	39,432	17,989
Deposits with clearing organization	188,986	92,918
Income tax receivable	31,248	-
Furniture and equipment, less accumulated depreciation of $75,268 and $74,399	712	948
	$1,736,511	$1,199,180

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	*2010*
Liabilities		
Accounts payable and accrued liabilities	$ 25,694	$ 48,447
Income taxes payable	-	24,989
Deferred income taxes	80,784	-
Total liabilities	106,478	73,436
Stockholder's equity		
Common stock, 100,000 shares authorized	30,000	30,000
Paid-in capital	42,793	42,793
Retained earnings	1,557,240	1,052,951
Total stockholder's equity	1,630,033	1,125,744
	$1,736,511	$1,199,180

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Income

Years Ended June 30, 2011 and 2010

	2011	*2010*
Revenues		
Commissions	$2,994,595	$2,695,015
Fees and other revenues	3,299,260	2,854,990
Investment income	758,288	226,834
Interest	35,192	925
Total revenues	7,087,335	5,777,764
Expenses		
Commissions	3,705,589	3,492,748
Clearing charges	1,256,881	903,138
Compensation and benefits	434,225	404,214
Expense sharing	412,407	366,365
Information services	181,163	105,152
Outside services	16,269	36,067
Taxes, licenses, and registrations	28,102	27,231
Insurance	24,831	16,433
Telephone and postage	10,277	9,980
Depreciation and amortization	869	5,637
Interest	-	3,138
Other	4,738	5,766
Total expenses	6,075,351	5,375,869
Income before income taxes	1,011,984	401,895
Income tax expense	(157,695)	(89,155)
Net income	$ 854,289	$ 312,740

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended June 30, 2011 and 2010

	Common Stock		*Paid-in*	*Retained*
	Shares	*Amount*	*Capital*	*Earnings*
Balance, July 1, 2009	100	$30,000	$ 42,793	$ 740,211
Net income	-	-	-	312,740
Balance, June 30, 2010	100	30,000	42,793	1,052,951
Dividends	-	-	-	(350,000)
Net income	-	-	-	854,289
Balance, June 30, 2011	100	$30,000	$42,793	$1,557,240

See notes to financial statements.

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Statements of Cash Flows

Years Ended June 30, 2011 and 2010

	2011	*2010*
Cash flows from operating activities		
Net income	$ 854,289	$ 312,740
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	869	5,637
Investment income	(758,288)	(226,834)
Changes in operating assets and liabilities		
Commissions receivable	(21,443)	53,951
Deposits with clearing organization	(96,068)	7,082
Accounts payable and accrued liabilities	(22,753)	31,596
Deferred income taxes	80,784	-
Income taxes receivable/payable	(56,237)	70,005
Net cash from operating activities	(18,847)	254,177
Cash flows from investing activities		
Securities owned	253,323	(123,786)
Capital expenditures	(633)	(1,137)
Net cash from investing activities	252,690	(124,923)
Cash flows from financing activities		
Dividends	(350,000)	-
Net increase (decrease) in cash and cash equivalents	(116,157)	129,254
Cash and cash equivalents		
Beginning of year	130,383	1,129
End of year	$ 14,226	$ 130,383
Supplemental disclosure of cash flow information		
Interest paid	$ -	$ 3,138
Taxes paid	$ 133,149	$ 18,350

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Puplava Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2011 and 2010.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2011 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2011 and 2010.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

Notes to Financial Statements

2. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

The effective income tax rate varies from the statutory federal income tax rate of 34% for the following reasons:

	2011	*2010*
Computed "expected" federal income tax benefit (expense)	$(344,074)	$(136,644)
State income tax, net of federal benefit	(60,719)	(24,114)
Change in tax rates and valuation allowance	247,098	71,603
Income tax benefit (expense)	$(157,695)	$ (89,155)

At June 30, 2011 and 2010, the Company had net deferred tax assets and liabilities as follows:

	2011	*2010*
Effect of cash method for income taxes	$ (16)	$ 12,183
Unrealized investment (income) loss	(80,484)	225,757
Accelerated depreciation	(284)	(379)
Valuation allowance	-	(237,561)
Deferred tax asset (liability), net	$ (80,784)	$ -

3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Puplava Financial Services, Inc. ("PFS"). PFS is a registered investment advisor which clears certain securities transactions through the Company. PFS has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, PFS charged the Company expenses of $412,407 in fiscal 2011 and $366,365 in fiscal 2010.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2011 was 0.0883 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2011, the Company had net capital of $1,206,493 which was $1,106,493 in excess of the amount required by the SEC.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

6. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2011, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Supplemental Schedule
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2011

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$1,630,033	$1,382,076	$ 247,957
Less non-allowable assets			
Furniture and equipment	712	712	-
Net capital before charges on security positions	1,629,321	1,381,364	247,957
Less charges on security positions			
Securities owned	366,985	369,039	2,054
Undue concentration	55,843	119,954	64,111
Net capital	$1,206,493	$ 892,371	$ 314,122
Total aggregate indebtedness	$ 106,478	$ 323,187	$ (216,709)
Ratio of aggregate indebtedness to net capital	0.0883	0.3622	
Minimum net capital required	$100,000	$100,000	

Note: The differences result primarily from audit adjustments to charges on security positions and income taxes.

Independent Auditor's Report On Internal Control Required by SEC Rule 17a-5(g)(1)

Puplava Securities, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Puplava Securities, Inc. (the "Company") as of for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 16, 2011

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

SIPC Supplemental Report

To the Board of Directors of Puplava Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Puplava Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended June 30, 2011, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 16, 2011

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2011

Total revenue	$ 7,087,335
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(411,774)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(1,156,281)
Net gain from securities in investment accounts	(756,935)
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business	(615)
Other revenue not related either directly or indirectly to the securities business	(3,127,042)
SIPC net operating revenues	$1,634,688
General assessment @ .0025	$4,087
Less prior overpayment applied	567
Less payments	
February 9, 2011	1,356
August 4, 2011	2,164
Balance due	$ -

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Statements
And
Independent Auditor's Report

June 30, 2011 and 2010

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS

PUPLAVA SECURITIES, INC.

(A Wholly-owned Subsidiary of Puplava Financial Services, Inc.)

Financial Statements
And
Independent Auditor's Report

June 30, 2011 and 2010